# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dominari Holdings Inc., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-23-099249
Filed by CIK 0001538372
Persons authorized to receive notices and communications: Robert Charron, Ellenoff Grossman & Schole LLP, 1345 6th Avenue, New York, New York (NY), 10105, 212-393-4540

## Reporting persons
- Anthony Hayes (CIK 0001538372): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 803,071; shared voting power 0; sole dispositive power 803,071; shared dispositive power 0; aggregate amount beneficially owned 803,071 (11.41% of the class)
  Comment: (1) Of the 803,071 shares reported as beneficially owned with sole voting and dispositive power, 116,248 shares reported are indirectly owned by the Reporting Person's Rollover IRA, and 686,823 shares are owned directly by the Reporting Person. The Reporting Person exercises control over the Rollover IRA, and as such, has voting and investment power over the shares held by the Rollover IRA.
  
  (2) Row (13) is calculated based on 7,037,022 shares of Common Stock of the Issuer outstanding, which includes 6,336,286 shares of Common Stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and the 309,118 shares of Common Stock issued to Mr. Hayes, 309,118 shares of Common Stock issued to Mr. Wool and 82,500 shares of Common Stock issued to certain of the Issuer's employees on December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Dominari Holdings Inc.
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Comment:
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is filed to amend the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission on December 28, 2023 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on June 13, 2024 ("Amendment No. 1" and together with the Initial Schedule 13D, the "Schedule 13D"). This Amendment No. 2 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Anthony Hayes (the "Reporting Person"). The Reporting Person is the Chief Executive Officer and the Chairman of the board of directors (the "Board") of the Issuer.
Residence or business address: The address of the principal office of the Reporting Person is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York 10022.
Present principal occupation or employment: The Reporting Person is a stockholder, Chairman of the Board and the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On December 31, 2024, the Reporting Person was granted 309,118 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer's Board.

On June 11, 2024, the Reporting Person was granted 154,559 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer's Board.

On May 29, 2024, the Reporting Person acquired 1,158 shares of Common Stock of the Issuer at a purchase price of $2.25 per share with personal funds in open market purchases for his personal account. On May 30, 2024, the Reporting Person acquired 3,482 shares of Common Stock of the Issuer at a purchase price of $ 2.40 per share with personal funds in open market purchases for his personal account.

On April 4, 2024, the Reporting Person acquired 3,994 shares of Common Stock of the Issuer at a purchase price of $2.6215 per share with personal funds in open market purchases for his Rollover IRA. On April 5, 2024, the Reporting Person acquired 13,500 shares of Common Stock of the Issuer at a purchase price of $ 2.8758 per share with personal funds in open market purchases for his Rollover IRA.

The remaining shares of Common Stock of the Issuer held by the Reporting Person were acquired with the Reporting Person's personal funds in open market purchases, or granted to the Reporting Person from the Issuer pursuant to the Issuer's equity incentive plans and grants to directors.

Each acquisition of Common Stock by the Reporting Person is described in Reports of the Issuer on Forms 8-K, 10-Q or 10-K, as applicable, and the Reporting Person's filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The Reporting Person acquired beneficial ownership of the Common Stock for investment purposes. The Reporting Person may acquire additional shares of Common Stock or other securities of the Issuer or sell or otherwise dispose of any or all of the Common Stock or other securities of the Company that the Reporting Person beneficially owns.

The Reporting Person serves as Chief Executive Officer and Chairman of the Board of the Issuer. In such capacities, the Reporting Person may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person may be deemed to have beneficial ownership, sole voting power and sole dispositive power with regard to 803,071 shares of Common Stock, which represents approximately 11.41% of the shares of Common Stock outstanding. This amount includes 116,248 shares that are held indirectly by the Reporting Person's Rollover IRA, and 686,823 shares that are owned directly by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The foregoing beneficial ownership percentage is Calculated based on 7,037,022 shares of Common Stock of the Issuer outstanding, which includes 6,336,286 shares of Common Stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and the 309,118 shares of Common Stock issued to Mr. Hayes, 309,118 shares of Common Stock issued to Mr. Wool and 82,500 shares of Common Stock issued to certain of the Issuer's employees on December 31, 2024.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the December 31, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In his capacity as Chief Executive Officer and Chairman of the Board of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer's 2022 Incentive Compensation Plan. Such compensation is based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes/Chairman of the Board (01/03/2025)